# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BETA Technologies, Inc., CIK 0001784570
CUSIP: 086921103
Title of class of securities: Class A common stock, par value $0.0001
Address of issuer's principal executive offices: 1150 Airport Drive, South Burlington, Vermont (VT), 05403
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001018724

## Reporting persons
- Amazon.com, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 11,753,896; shared voting power 0; sole dispositive power 11,753,896; shared dispositive power 0; aggregate amount beneficially owned 11,753,896 (5.3% of the class)

## Item 1. Issuer
Name of issuer: BETA Technologies, Inc.
Address of issuer's principal executive offices: 1150 Airport Drive, South Burlington, Vermont 05403

## Item 2. Person Filing
Name of person filing: Amazon.com, Inc.
Address of principal business office or, if none, residence: 410 Terry Avenue North Seattle, Washington 98109
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
11,753,896

Amazon.com NV Investment Holdings LLC ("NV Holdings"), a wholly-owned subsidiary of
Amazon.com, Inc. ("Amazon"), is the record holder of the shares of Class A common stock, par value $0.0001 ("Class A common stock"). Amazon has sole voting and investment power with respect to the shares held by NV Holdings.
Percent of class:
5.3%

The percent of class beneficially owned by Amazon was calculated assuming 220,528,649 shares of Class A common stock of BETA Technologies, Inc. (the "Issuer") outstanding as of December 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on December 4, 2025.
Sole power to vote or to direct the vote: 11,753,896
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,753,896
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Amazon.com, Inc.: /s/ Susan K. Jong, Susan K. Jong, Vice President and Secretary (02/10/2026)